Exhibit 99.2

BROOGE ENERGY LIMITED

P.O. Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

The board of directors of Brooge Energy Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of the Company (the “Meeting”) to be held on December 16, 2021 at 6:00 pm Gulf Standard Time, or 9:00 a.m. U.S. Eastern Standard Time. The Meeting will be held at the offices of the Company located at Liberty House, office 107, DIFC, Dubai, United Arab Emirates.

You can review and download the proxy statement and other proxy materials at the “Investor Relations — Annual Meeting 2021” section of the Company’s website at https://broogeenergy.com/annual_meeting_2021/, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to investor.relations@bpgic.com.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended, and as a result, is not required to comply with U.S. federal proxy requirements.

RECORD DATE, SHARE OWNERSHIP, QUORUM AND REQUIRED VOTE

Only holders of record of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”) at the close of business on October 28, 2021 (the “Record Date”) are entitled to notice of the Meeting, to attend the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

The holders of a majority of the Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum for all purposes. Shareholders observing the meeting remotely that are not represented in person or by proxy will not be treated as present for quorum purposes. As of the close of business on the Record Date, 109,587,854 Ordinary Shares were issued and outstanding.

Proposal No. 1, the re-appointment of Dr. Yousef Mahmoud Mohammad Alassaf as a director of the Company requires an ordinary resolution, which is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy (an “Ordinary Resolution”).

Proposal No. 2, the re-appointment of Nicolaas Lammert Paardenkooper as a director of the Company requires an Ordinary Resolution.

Proposal No. 3, the re-appointment of Saleh Mohamed Yammout as a director of the Company requires an Ordinary Resolution.

Proposal No. 4, the re-appointment of Dr. Simon Victor Madgwick as a director of the Company requires an Ordinary Resolution.

Proposal No. 5, the re-appointment of Bryant Edwards as a director of the Company requires an Ordinary Resolution.

Proposal No. 6, the re-appointment of Lina Saheb as a director of the Company requires an Ordinary Resolution.

Proposal No. 7, the re-appointment of Tony Boutros as a director of the Company requires an Ordinary Resolution.

Proposal No. 8, the re-appointment of Nariman N. Karbhari as a director of the Company requires an Ordinary Resolution.

Proposal No. 9, the ratification of the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 requires an Ordinary Resolution.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. Each resolution put to the vote at the Meeting will be decided by poll.

This solicitation is made on behalf of the board of directors of the Company.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares of the Company beneficially owned by others, to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

If you are a shareholder of record, there are three ways to vote by proxy:

●	By Internet – You can vote over the Internet at http://proxyvote.com by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail. Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on December 15, 2021.

●	By Telephone – You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. Telephone voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on December 15, 2021.

●	By Mail –You can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope contained with your proxy materials.

When votes by proxy cards are properly delivered, the Ordinary Shares they represent will be voted by the proxy holder at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the items set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof.

Submitting your proxy by any of these methods will not affect your ability to attend the Meeting in-person and vote at the Meeting.

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Nicolaas Lammert Paardenkooper, Chief Executive Officer of the Company, will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A proxy card for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed proxy card and then return it in accordance with the instructions printed on it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) not later than the time for the holding of the Meeting or adjourned Meeting in accordance with the articles of association of the Company. Returning the completed proxy card will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, all holders should sign the proxy card, however, if two or more persons are jointly registered as holders of a share, and two or more joint holders tender separate proxy cards, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	The quorum for the Meeting is one or more shareholders present in person or by proxy representing at least fifty percent (50%) of each class of shares in the Company entitled to vote on the resolutions to be considered at the Meeting. Shareholders observing the meeting via telephone will not be treated as present in person and will not be counted for purpose of determining quorum unless such shareholders are represented by proxy at the Meeting. We urge you to please vote as soon as possible by one of the methods described on your proxy card.

6	The proxy card is for use by shareholders only. If the appointor is a corporate entity the proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	A proxy may vote on a poll.

Abstentions

Where any holder of Ordinary Shares affirmatively abstains from voting (or withholds their vote) on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Abstentions will have no effect on (i) the re-appointment of Dr. Yousef Mahmoud Mohammad Alassaf as a director of the Company (Proposal No. 1), (ii) the re-appointment of Nicolaas Lammert Paardenkooper as a director of the Company (Proposal No. 2), (iii) the re-appointment of Saleh Mohamed Yammout as a director of the Company (Proposal No. 3) (iv) the re-appointment of Dr. Simon Victor Madgwick as a director of the Company (Proposal No. 4), (v) the re-appointment of Bryant Edwards as a director of the Company (Proposal No. 5), (vi) the re-appointment of Lina Saheb as a director of the Company (Proposal No. 6), (vii) the re-appointment of Tony Boutros as a director of the Company (Proposal No. 7), (viii) the re-appointment of Nariman N. Karbhari as a director of the Company (Proposal No. 8), and (ix) the ratification of the appointment of PricewaterhouseCoopers (Proposal No. 9).

Broker Non-Votes

If you hold shares through an account with a bank or broker, the bank or broker may vote your shares on some matters even if you do not provide voting instructions. Brokerage firms have the authority under applicable rules to vote shares on certain matters when their customers do not provide voting instructions, such as Proposal No. 9 (the ratification of the Company’s independent registered public accounting firm). However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a “broker non-vote” occurs. This means that brokers may not vote your shares on Proposal Nos. 1 through 8 (the re-appointment of the current directors) if you have not given your broker specific instructions as to how to vote. Shares represented by “broker non-votes” will be counted for purposes of determining a quorum. “Broker non-votes” are not counted as voting power present and therefore are not counted in the votes, and will have no effect, with respect to the re-appointment of the directors named in Proposal Nos. 1 through 8.

REVOCABILITY OF PROXIES

Any proxy given by a holder of Ordinary Shares by means of a proxy card pursuant to this solicitation may be revoked by submitting a written notice of revocation or a fresh proxy card bearing a later date, which must be received by the time of the Meeting, or by attending the Meeting and voting in person.

ATTENDING THE ANNUAL GENERAL MEETING

All shareholders of the Company are cordially invited to attend the Meeting in person. Please note that only shareholders attending in person will be able to participate in the Meeting, including having the ability to vote or ask questions during the Meeting. Only shareholders present in person or represented by proxy will be treated as present for quorum purposes.

In order for us to better protect your health and safety and enable us to comply with appropriate social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, if you plan to attend the Meeting in person, we ask that you please register in advance by following the instruction on our website at https://broogeenergy.com/annual_meeting_2021/ no later than 6:00 p.m. Gulf Standard Time on December 1, 2021. We cannot guarantee access to the Meeting for holders of Ordinary Shares who did not register.

On the day of the Meeting, please plan to arrive at Liberty House, office 107, DIFC, Dubai, United Arab Emirates between 4:30 p.m. and 5:30 p.m. Gulf Standard Time, for check-in. Please bring a photo identification document (e.g., a passport), for beneficial owners, please also bring proof of beneficial ownership as of the Record Date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership) and for corporate representatives, please also bring the relevant power of attorney (signed and stamped), for check-in.

To safeguard the health and safety of everyone who will attend the Meeting in person and as may be required by applicable laws and regulations in effect at the time, we may implement certain precautionary measures, including:

●	compulsory body temperature screenings (any person with a body temperature above 37.5 degrees Celsius will be denied attendance);

●	requiring you to submit a health declaration form before you are permitted to attend the Meeting;

●	requiring you to wear a surgical face mask at all times during the Meeting (please note that no surgical face mask will be provided at the Meeting and all attendees should wear their own surgical face masks); and

●	no corporate gifts will be provided and no drinks or refreshments will be served.

Any record or beneficial holder of Ordinary Shares and any duly appointed proxy or corporate representative of a record or beneficial holder of Ordinary Shares, or any person claiming a right to attend the Meeting, must be, and must appear to be in good health to attend the Meeting both at the point of entry and throughout the proceedings of the Meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the Meeting, or may be instructed to leave the Meeting at any time. All officers and agents of the Company reserve the right to refuse any person entry to the Meeting, or to instruct any person to leave the Meeting, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Meeting.

PROPOSAL NOS. 1 THROUGH 8
(APPOINTMENT OF DIRECTORS)

The board of directors is currently composed of eight directors. The Company’s board of directors has nominated each of the existing directors, Dr. Yousef Mahmoud Mohammad Alassaf, Nicolaas Lammert Paardenkooper, Saleh Mohamed Yammout, Dr. Simon Victor Madgwick, Bryant Edwards, Lina Saheb, Tony Boutros, and Nariman N. Karbhari for election to be re-appointed as a director of the Company in accordance with the articles of association of the Company.

RESOLVED AS AN ORDINARY RESOLUTION THAT Dr. Yousef Mahmoud Mohammad Alassaf be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 1”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Nicolaas Lammert Paardenkooper be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 2”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Saleh Mohamed Yammout be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 3”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Dr. Simon Victor Madgwick be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 4”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Bryant Edwards be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 5”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Lina Saheb be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 6”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Tony Boutros be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 7”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Nariman N. Karbhari be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 8”).

Information relating to the director nominees is set forth below.

Name	Age	Position/Title
Dr. Yousef Mahmoud Mohammad Alassaf	61	Chairman and Director
Nicolaas Lammert Paardenkooper	59	Chief Executive Officer and Director
Saleh Mohamed Yammout	33	Director
Dr. Simon Madgwick	54	Director
Bryant Edwards	66	Director
Lina Saheb	37	Deputy Chief Executive Officer and Director
Tony Boutros	54	Director
Nariman N. Karbhari	73	Director

Dr. Yousef Mahmoud Mohammad Alassaf

Dr. Yousef Mahmoud Mohammad Alassaf is the Chairman of the Board of Directors and a member of the compensation committee and the audit committee. Dr. Alassaf joined the then-parent entity of the Company’s operating subsidiary, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) in October 2018. Dr. Alassaf is also the President of the Rochester Institute of Technology (Dubai). Prior to this, Dr. Alassaf held a range of other academic positions over the last 30 years, most recently as the Dean of the College of Engineering at the American University of Sharjah (from 2006 to 2013), which he joined as an Associate Professor in 1991. Dr. Alassaf started his academic career as a Research and Teaching Assistant at Oxford University from 1985 to 1987. Dr. Alassaf holds a BSc from Sussex University in Electrical Engineering, a PhD from Oxford University and completed the Executive Leadership Certificate Program from Cornell University in 2008.

Nicolaas Lammert Paardenkooper

Nicolaas Lammert Paardenkooper is the Chief Executive Officer of the Company and BPGIC. Mr. Paardenkooper is also the Chief Executive Officer of the majority shareholder of the Company, BPGIC Holdings Limited (“BPGIC Holdings”). Mr. Paardenkooper joined BPGIC in May 2017. Mr. Paardenkooper has over 30 years of experience in the oil and gas mid and downstream sector. Prior to joining BPGIC, he was Terminal Manager at Oiltanking Odfjell Terminal, Oman beginning in October 2014. Prior to that, Mr. Paardenkooper worked in various positions at Emirates National Oil Company from 2010 to 2014 (including as Manager Terminal UAE and Operations Manager) and worked for 21 years at Royal Vopak N.V. (“Vopak” is a leading independent tank storage company headquartered in Rotterdam, the Netherlands, and listed on the Euronext Amsterdam stock exchange) in various roles. During his time at Vopak, Mr. Paardenkooper was part of the team that developed, implemented and supported a global terminal operations system. Mr. Paardenkooper has a nautical and maritime educational background. His nautical education began at the Hogere Zeevaartschool in Rotterdam and was continued at Koninklijke Onderwijs Fonds in the Netherlands. After completing his nautical education, he started his career working on board of several types of vessels, mainly tankers, and held various positions, including officer roles before joining a predecessor of Vopak, Van Ommeren Tank Terminals in 1989. In connection with his role at Van Ommeren Tank Terminals, Mr. Paardenkooper completed a 3-year terminal education program to become a fully-qualified terminal operating engineer. That program included all aspects of a terminal such as operations, maintenance, health, safety, environment, fire-fighting, first aid, and ship & shore interface activities. Thereafter, Mr. Paardenkooper underwent training for industrial fire-fighters and a program for certification as a Process Operator (Vapro B). Mr. Paardenkooper has also completed a situational leadership program, a three-part change management program, a technical project management course related to, amongst other things, terminal expansion and refurbishment projects, a budget and finance training, a jet fuel operations program, and several training programs in customer handling. Mr. Paardenkooper’s extensive education and training prepared him to become a fully-qualified general manager or terminal manager of a terminal.

Saleh Mohamed Yammout

Saleh Yammout is the former Chief Financial Officer of the Company and BPGIC. Mr. Yammout joined BPGIC in October 2018 and stepped down from his role as Chief Financial Officer in April 2020. Mr. Yammout served as the Vice President (Finance & Administration) at the Rochester Institute of Technology (Dubai), having joined in 2014. Prior to this, he was a Senior Consultant at PwC from 2012 to 2014, and an Analyst at Al Hilal Bank from 2011 to 2012. Mr. Yammout holds a BSc in Economics with a concentration on International Relations from the Rochester Institute of Technology in New York.

Dr. Simon Madgwick

Dr. Simon Madgwick is an independent director of the Company, the chairman of the compensation committee and a member of the audit committee. Dr. Madgwick joined the then-parent entity of BPGIC in October 2018. Dr. Madgwick is also a partner of Portinate Consulting since 2017 and managing director of Protank Ltd since 2014. Prior to joining the Company, Dr. Madgwick was the Group Director of Strategy at LBC Tank Terminals Group until 2014, before which he was the Director of Asset Management at the Challenger Infrastructure Fund, a Principal in the London-based private equity team of Nikko Principal Investments Ltd and a Senior Manager at Celerant Consulting. Dr. Madgwick started his career at Pall Europe as an Engineer and Manager between 1990 and 1998. Dr. Madgwick holds a Bachelor of Engineering in Manufacturing Systems Engineering from the University of Portsmouth and a PhD in Change Management from Cranfield University. He also holds a qualification in corporate finance regulation from the Securities and Investment Institute.

Bryant Edwards

Bryant Edwards is an independent director of the Company. Previously, he was the Chief Executive Officer and Director of Global SPAC Partners, a recently formed blank check company. From 2018 to 2019, Mr. Edwards was the Chief Operating Officer and a Director of Twelve Seas, a blank check company that combined with the Company in December 2019. Mr. Edwards retired as a partner from Latham & Watkins, a global law firm, in 2017, after a 35-year legal career. Mr. Edwards helped lead Latham & Watkins’ expansion in Europe from 2000 to 2008, in the Middle East from 2008 to 2012 and in East Asia from 2012 to 2017. Mr. Edwards was Chair of the European High Yield Association (EHYA) from 2004 to 2008, was on the Steering Committee of the Gulf Bond & Sukuk Association (GBSA) from 2008 to 2012 and was Vice-Chair of the Credit Markets Committee of the Asia Securities & Financial Markets A 2012 to 2016. Mr. Edwards holds a JD from the University of Chicago Law School.

Lina Saheb

Lina Saheb is the Deputy Chief Executive Officer and Director for the Company and BPGIC. Ms. Saheb joined BPGIC in 2013. Prior to her appointment as Deputy Chief Executive Officer in October 2021, Ms. Saheb served as the Chief Strategy Officer for the Company and BPGIC. Prior to joining BPGIC, Ms. Saheb worked with the initial shareholders of BPGIC on many different ventures including the establishment of BPGIC in Fujairah in 2010. Ms. Saheb has a Bachelor’s degree in Software Engineering from Mansour University, and finished a course in Banking and Finance from Emirates College of Technology.

Tony Boutros

Tony Boutros is the Chairman of the audit committee and a Director of the Company. Mr. Boutros was the Managing Partner of Boutros, Cordahi & Associates (BCA) prior to joining the Company. BCA is a Professional Civil Company providing audit, tax and advisory practice including financial due diligence, feasibility studies and valuations. BCA is the Lebanese Member Firm of Ecovis International. From May 2013 – May 2019 he served as Managing Partner of Boutros, Saghir and Associates “BSA”, a Professional Civil Company. Prior to that he worked as an audit and advisory contractor at Usamah Tabbarah & Co – Nexia International (UTCNEXIA) from April 2012 – January 2013. Mr. Boutros worked at KPMG Lebanon from 2002 – 2012, including as the Lead Audit Partner, and at PricewaterhouseCoopers Lebanon from 1998 – 2002. Mr. Boutros is a Lebanese Certified Accountant and has a Master of Business Administration from the Lebanese American University.

Nariman Karbhari

Nariman Karbhari is a member of the audit committee and a Director of the Company. Mr. Karbhari worked as the Managing Director and CEO of Spenta Advisory FZE from 2015 through 2021 where he was responsible for arranging banking facilities for clients. From 2013 – 2015 he was Head of Corporate and Commercial Banking, Finance House PJSC, and from 2009 – 2013 he was Head of Investments and Treasury, Al Jaber Group, where he was responsible for arranging syndications, raising other banking facilities and managing investment portfolios in excess of AED 2.5 billion to 3 billion. He was also Head of Corporate, National Bank of Dubai, Abu Dhabi Region from 2005 – 2009 and Deputy Head of Corporate Banking, National Bank of Abu Dhabi, from 1994 – 2008. Prior to that, he worked as a relationship manager at the National Bank of Fujairah and the Commercial Bank of Dubai and as an accountant at Al Abbas Trading Co., Dubai.

Existing Voting Agreements

The Company has previously entered into voting agreements (the “Voting Agreements”) with BPGIC Holdings, Twelve Seas Sponsors I LLC (“Twelve Seas Sponsor”) and other parties. Pursuant to the Voting Agreements, Twelve Seas Sponsor, which, to the Company’s knowledge, holds approximately 4.1% of the Ordinary Shares issued and outstanding as of the Record Date and certain individual transferees who hold approximately 4.4% of the Ordinary Shares issued and outstanding as of the Record Date will vote as instructed by BPGIC Holdings. BPGIC Holdings is expected to instruct these shareholders to vote “FOR” Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4, Proposal No. 5, Proposal No. 6, Proposal No. 7., and Proposal No. 8.

After careful consideration, the Company’s board of directors has determined that each of Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4, Proposal No. 5, Proposal No. 6, Proposal No. 7, and Proposal No. 8 is fair to and in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4, Proposal No. 5, Proposal No. 6, Proposal No. 7, and Proposal No. 8.

PROPOSAL NO. 9

(RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR FOR 2021)

RESOLVED AS AN ORDINARY RESOLUTION THAT, on a non-binding basis, the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2021 is ratified.

The Company’s audit committee and board of directors proposes to ratify and approve the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

In the event the holders of Ordinary Shares fail to ratify the appointment, the audit committee will reconsider the appointment. Even if the appointment is ratified, the audit committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the audit committee determines that such a change would be in the Company’s and its shareholders’ best interests.

Pursuant to the Voting Agreements, Twelve Seas Sponsor, which, to the Company’s knowledge, holds approximately 4.1% of the Ordinary Shares issued and outstanding as of the Record Date and certain individual transferees who hold approximately 4.4% of the Ordinary Shares issued and outstanding as of the Record Date will vote as instructed by BPGIC Holdings. BPGIC Holdings is expected to instruct these shareholders to vote “FOR” the ratification of appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2021.

After careful consideration, the Company’s board of directors has determined that Proposal No. 9 is fair to and in the best interests of the Company and its shareholders and unanimously recommends a vote “FOR” the ratification of appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2021.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the proxy card to vote the Ordinary Shares they represent as the board of directors may recommend.

OBSERVING THE ANNUAL GENERAL MEETING VIA TELEPHONE

We are providing shareholders with the ability to observe the Meeting via telephone. In order to observe the Meeting from the United States, please dial +1(866) 248-5984. To observe the Meeting via telephone from another country, please dial the appropriate number listed at the following website: https://www.btconferencing.com/globalaccess/?bid=945. If you are observing the meeting via telephone, please enter the access code and/or password 99153599# when prompted.

IMPORTANT NOTE REGARDING OBSERVING THE ANNUAL MEETING VIA TELEPHONE

The ability to observe the Meeting via telephone is being offered for convenience only and is not a means of attending the Meeting remotely. If you are observing the Meeting via telephone, you will not be treated as present at the Meeting and will not be counted for quorum purposes, and will not have the ability to vote or ask questions. If you intend to observe the Meeting, we urge you to please vote as soon as possible by one of the methods described on your proxy card and under “Voting and Proxy Cards — Voting by in advance of the Meeting” above.

ADDITIONAL INFORMATION

Copies of the Company’s Annual Report for the fiscal ended December 31, 2020, which includes audited financial statements, are being provided to shareholders of the Company with this Proxy Statement.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE PRIOR TO 11:59 P.M., EASTERN TIME, ON DECEMBER 15, 2021 OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD IN ADVANCE OF THE MEETING.

By Order of the Board of Directors,

Dr. Yousef Mahmoud Mohammad Alassaf

Chairman

Dated: November 5, 2021

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Additional information about the Company, including its Code of Ethics and Business Conduct for all of its officers, directors and employees, is available in the “Investor Relations — Corporate Governance” section of the Company’s website at https://broogeenergy.com/investor-relations/corporate-governance/.